# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: KORE Group Holdings, Inc., CIK 0001855457
CUSIP: 50066V107
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1155 Perimeter Center West, 11th Floor, Atlanta, Georgia (GA), 30338
Date of event which requires filing of this statement: 02/26/2026
Filed by CIK 0001268944
Persons authorized to receive notices and communications: Kostas Sofronas, 888 Boylston Street, Suite 1600, Boston, Massachusetts (MA), 02199, (617) 859-2959

## Reporting persons
- ABRY Partners VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,300,157; sole dispositive power 0; shared dispositive power 4,300,157; aggregate amount beneficially owned 4,300,157 (24.52% of the class)
  Comment: The percent of class is calculated based on 17,539,937 shares of Common stock, par value $0.0001 per share ("Common Stock") outstanding as of November 10, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 12, 2025. The reported amounts reflect the 1-for-5 reverse stock split effected by the Issuer on July 1, 2024 of its Common Stock.
- ABRY Partners VII Co-Investment Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 248,042; sole dispositive power 0; shared dispositive power 248,042; aggregate amount beneficially owned 248,042 (1.41% of the class)
  Comment: The percent of class is calculated based on 17,539,937 shares of Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2025. The reported amounts reflect the 1-for-5 reverse stock split effected by the Issuer on July 1, 2024 of its Common Stock.
- ABRY Investment Partnership, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,864; sole dispositive power 0; shared dispositive power 4,864; aggregate amount beneficially owned 4,864 (0.03% of the class)
  Comment: The percent of class is calculated based on 17,539,937 shares of Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2025. The reported amounts reflect the 1-for-5 reverse stock split effected by the Issuer on July 1, 2024 of its Common Stock.
- ABRY Senior Equity IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 257,702; sole dispositive power 0; shared dispositive power 257,702; aggregate amount beneficially owned 257,702 (1.47% of the class)
  Comment: The percent of class is calculated based on 17,539,937 shares of Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2025. The reported amounts reflect the 1-for-5 reverse stock split effected by the Issuer on July 1, 2024 of its Common Stock.
- ABRY Senior Equity Co-Investment Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 39,822; sole dispositive power 0; shared dispositive power 39,822; aggregate amount beneficially owned 39,822 (0.23% of the class)
  Comment: The percent of class is calculated based on 17,539,937 shares of Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2025. The reported amounts reflect the 1-for-5 reverse stock split effected by the Issuer on July 1, 2024 of its Common Stock.
- ABRY Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,850,587; sole dispositive power 0; shared dispositive power 4,850,587; aggregate amount beneficially owned 4,850,587 (27.65% of the class)
  Comment: The percent of class is calculated based on 17,539,937 shares of Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2025. The reported amounts reflect the 1-for-5 reverse stock split effected by the Issuer on July 1, 2024 of its Common Stock.
- Royce Yudkoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,864; sole dispositive power 0; shared dispositive power 4,864; aggregate amount beneficially owned 4,864 (0.03% of the class)
  Comment: The percent of class is calculated based on 17,539,937 shares of Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2025. The reported amounts reflect the 1-for-5 reverse stock split effected by the Issuer on July 1, 2024 of its Common Stock.
- Peggy Koenig: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,850,587; sole dispositive power 0; shared dispositive power 4,850,587; aggregate amount beneficially owned 4,850,587 (27.65% of the class)
  Comment: The percent of class is calculated based on 17,539,937 shares of Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2025. The reported amounts reflect the 1-for-5 reverse stock split effected by the Issuer on July 1, 2024 of its Common Stock.
- Jay Grossman (CIK 0001268944): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,850,587; sole dispositive power 0; shared dispositive power 4,850,587; aggregate amount beneficially owned 4,850,587 (27.65% of the class)
  Comment: The percent of class is calculated based on 17,539,937 shares of Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2025. The reported amounts reflect the 1-for-5 reverse stock split effected by the Issuer on July 1, 2024 of its Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.0001 par value per share
Name of issuer: KORE Group Holdings, Inc.
Address of issuer's principal executive offices: 1155 Perimeter Center West, 11th Floor, Atlanta, Georgia (GA), 30338

## Item 2. Identity and Background
Name of person filing:
This statement on Schedule 13D ("Schedule 13D") is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) ABRY Partners VII, L.P.
(ii) ABRY Partners VII Co-Investment Fund, L.P.
(iii) ABRY Investment Partnership, L.P.
(iv) ABRY Senior Equity IV, L.P.
(v) ABRY Senior Equity Co-Investment Fund IV, L.P. (together with each of the foregoing, the "ABRY Funds")
(vi) ABRY Partners II, LLC
(vii) Royce Yudkoff
(viii) Peggy Koenig
(ix) Jay Grossman

The ABRY Funds are managed and/or controlled by ABRY Partners, LLC ("ABRY I") and ABRY Partners II, LLC ("ABRY II") and/or their respective affiliates. ABRY I and ABRY II are investment advisors registered with the SEC. Royce Yudkoff, as managing member of ABRY I and sole member of certain of its affiliates, has the right to exercise investment and voting power on behalf of ABRY Investment Partnership, L.P. Peggy Koenig and Jay Grossman, as equal members of ABRY II and of certain of its affiliates, have the right to exercise investment and voting power on behalf of the ABRY Funds.
Residence or business address: The principal business address of each of the Reporting Persons is c/o Abry Partners, LLC, 888 Boylston Street, Suite 1600, Boston, MA 02199.
Present principal occupation or employment: The principal business of the Reporting Persons is to make private equity investments in middle market companies in the communications, media, information and business services industries and related businesses.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the ABRY Funds and ABRY Partners II, LLC is organized under the laws of the State of Delaware. Peggy Koenig, Jay Grossman and Royce Yudkoff are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
In connection with the proposed acquisition of the Issuer by KONA Parent, L.P., ("Parent") pursuant to the Agreement and Plan of Merger dated February 26, 2026 (the "Merger Agreement") between the Issuer, Parent and KONA Merger Sub Co., a wholly owned subsidiary of Parent ("Merger Sub") in a merger transaction (the "Merger") financed by Searchlight Capital IV, L.P., Searchlight Capital IV PV-A, L.P., Searchlight Capital IV PV-B, L.P. and certain affiliates of Searchlight Capital Partners, L.P. (together, "Searchlight"), the Reporting Persons have entered into the following agreements:

Joint Bidding and Cost Sharing Agreement

Concurrent with the execution of the Merger Agreement, Searchlight Capital Partners, L.P. and ABRY Partners VII, L.P. entered into a joint bidding and cost sharing agreement (the "Joint Bidding and Cost Sharing Agreement"), pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the parties thereto with respect to the transactions contemplated by the Merger Agreement.

Voting, Support and Rollover Agreements

Pursuant to the Voting, Support and Rollover Agreements, dated February 26, 2026, by each of ABRY Partners VII, L.P. and ABRY Partners VII Co-Investment Fund, L.P., and, in each case, with the Issuer and Parent, ABRY Partners VII, L.P. and ABRY Partners VII Co-Investment Fund, L.P., have each agreed, among other things, to vote (or cause to be voted) all of their respective shares of Company Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and to contribute all such shares to Parent immediately prior to the Effective Time (as defined in the Merger Agreement).

Voting and Support Agreements

Pursuant to the Voting and Support Agreements, dated February 26, 2026, by each of ABRY Investment Partnership, L.P., ABRY Senior Equity IV, L.P. and ABRY Senior Equity Co-Investment Fund IV, L.P. and, in each case, with the Issuer and Parent, ABRY Investment Partnership, L.P., ABRY Senior Equity IV, L.P. and ABRY Senior Equity Co-Investment Fund IV, L.P. have each agreed, among other things, to vote (or cause to be voted) all of their respective shares of Company Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.

The foregoing descriptions of the Joint Bidding and Cost Sharing Agreement, the Voting, Support and Rollover Agreements and the Voting and Support Agreements do not purport to be complete, and each is qualified in its entirety by reference to the full text of or form of such agreements, as applicable, which are attached hereto as Exhibit 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).

The ABRY Funds are the direct holders of the reported securities. The ABRY Funds are managed and/or controlled by ABRY I and ABRY II and/or their respective affiliates. ABRY I and ABRY II are investment advisors registered with the SEC. Royce Yudkoff, as managing member of ABRY I and sole member of certain of its affiliates, has the right to exercise investment and voting power on behalf of ABRY Investment Partnership, L.P. Peggy Koenig and Jay Grossman, as equal members of ABRY II and of certain of its affiliates, have the right to exercise investment and voting power on behalf of the ABRY Funds.

The Reporting Persons may be deemed, as a result of the Joint Bidding and Cost Sharing Agreement, to constitute a Section 13(d) group with Searchlight. The reported securities do not include any securities beneficially owned by Searchlight, which are separately reflected on the Schedule 13D filed by Searchlight in connection with entry into the Merger Agreement.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D or member of a Section 13(d) group with Searchlight.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages and Item 5(a) of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in Common Stock within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24 Joint Filing Agreement, dated as of January 7, 2022, by and among the Reporting Persons (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 7, 2022).

Exhibit 99.1 Joint Bidding and Cost Sharing Agreement by and between Searchlight Capital Partners, L.P. and ABRY Partners VII, L.P., dated as of February 26, 2026.

Exhibit 99.2 Form of Abry Voting, Support and Rollover Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed on February 27, 2026).

Exhibit 99.3 Form of Abry Voting and Support Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on February 27, 2026).

## Signatures
- ABRY Partners VII, L.P.: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (03/02/2026)
- ABRY Partners VII Co-Investment Fund, L.P.: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (03/02/2026)
- ABRY Investment Partnership, L.P.: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (03/02/2026)
- ABRY Senior Equity IV, L.P.: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (03/02/2026)
- ABRY Senior Equity Co-Investment Fund IV, L.P.: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (03/02/2026)
- ABRY Partners II, LLC: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (03/02/2026)
- Royce Yudkoff: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (03/02/2026)
- Peggy Koenig: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (03/02/2026)
- Jay Grossman: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (03/02/2026)